Michael Page International
Corporate Office, Page House, 1 Dashwood Lang Road,
The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW
t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

082-05762

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20[redacted]
USA

26th April 2007

07023213

SUPPL

Dear Ms Cassio

It is my understanding that from 4 June 2007, any non-US company with a Rule 12g3-2(b) exemption which provides the SEC with its website address will no longer have to furnish the SEC with paper copies of its home country disclosure as part of its ongoing obligations under Rule 12g3-2(b).

I also understand that before you can rely on this website, you have to be provided with its address. Please accept this letter as confirmation of the address of our website where filing of information will be reported as being http://investors.michaelpage.co.uk/

Even after the revised rules become effective on 4 June 2007, we still need to furnish you with paper copies of any documents not made available in English on the above website. As a result we will still furnish you with certain additional documents such as Annual and Interim Report.

Please can you confirm that my understanding of the revisions made to the Rule 12g3-2(b) are correct and that the above website is sufficient to continue to comply with our ongoing obligations.

Yours sincerely

PROCESSED
MAY 07 2007
THOMSON FINANCIAL

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

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